Exhibit 99.1

Interim Financial Report

For the nine and three months periods ended

31 March 2017

(previous corresponding periods: nine and three months periods ended 31 March 2016)

To be read in conjunction with the 30 June 2016 Form 20-F

Prima BioMed Ltd	Page 1

Unaudited Consolidated Statement of Comprehensive Income

For the nine-months to 31 March 2017

	Note	31 March 2017	31 March 2016
		$	$
REVENUE
License revenue		—	175,424
OTHER INCOME
Miscellaneous income		242,309	507,850
Grant and research and development incentive income		3,054,125	888,065
Interest income		84,921	217,968

Total revenue and other income		3,381,355	1,789,307

EXPENSES
Depreciation and amortisation		(1,272,511)	(1,496,325)
Research and development and intellectual property		(4,524,554)	(5,508,809)
Corporate administrative expenses		(3,382,182)	(5,168,553)
Share based payment to strategic investor	8	—	(47,468,071)
Loss on foreign exchange		(627,990)	(487,459)
Finance costs		—	(8,199)
Changes in fair value of comparability milestone	10	—	(542,075)
Net change in fair value of financial liability		(561,782)	(442,842)

Loss before income tax		(6,987,664)	(59,333,026)

Income tax benefit		695,738	836,375

Loss for the period		(6,291,926)	(58,496,651)

Other Comprehensive Income / (loss)
Exchange differences on the translation of foreign operations		(1,270,432)	40,230

Other comprehensive income / (loss) for the period, net of income tax		(1,270,432)	40,230

Total comprehensive loss for the period		(7,562,358)	(58,456,421)

Loss is attributable to:
Owners of Prima BioMed Ltd		(6,291,926)	(58,496,651)

Total comprehensive loss is attributable to:
Owners of Prima BioMed Ltd		(7,562,358)	(58,496,651)

Loss per share attributable to the ordinary equity holders of the company:
Basic and diluted loss per share (cents)	16	(0.30)	(2.94)

The above consolidated statement of comprehensive income should be read in conjunction with the accompanying notes.

Prima BioMed Ltd	Page 2

Unaudited Consolidated Statement of Comprehensive Income

For the three-months to 31 March 2017

	Note	31 March 2017	31 March 2016
		$	$
REVENUE
License revenue		—	—
OTHER INCOME
Miscellaneous income		17,107	306,344
Grant and research and development incentive income		1,689,488	338
Interest income		21,210	53,311

Total revenue and other income		1,727,805	359,993

EXPENSES
Depreciation and amortisation		(407,316)	(469,958)
Research and development and intellectual property		(1,815,329)	(1,497,447)
Corporate administrative expenses		(1,265,542)	(987,887)
Share Based Payment to strategic investor		—	—
Loss on foreign exchange		(424,825)	10,252
Finance costs		—	—
Changes in fair value of comparability milestone		—	—
Net change in fair value of financial liability		(187,946)	(163,938)

Loss before income tax		(2,373,153)	(2,748,985)

Income tax benefit		143,882	274,199

Loss for the period		(2,229,271)	(2,474,786)

Other Comprehensive Loss
Exchange differences on the translation of foreign operations		(778,528)	(228,783)

Other comprehensive loss for the period, net of income tax		(778,528)	(228,783)

Total comprehensive loss for the period		(3,007,799)	(2,703,569)

Loss is attributable to:
Owners of Prima BioMed Ltd		(2,229,271)	(2,474,786)

Total comprehensive loss is attributable to:
Owners of Prima BioMed Ltd		(3,007,799)	(2,703,569)

Loss per share attributable to the ordinary equity holders of the company:
Basic and diluted loss per share (cents)	16	(0.11)	(0.12)

The above consolidated statement of comprehensive income should be read in conjunction with the accompanying notes.

Prima BioMed Ltd	Page 3

Unaudited Consolidated Balance Sheet

As at 31 March 2017

	Note	31 March 2017	30 June 2016
		$	$
ASSETS
Current assets
Cash and cash equivalents		13,878,247	20,879,548
Current receivables	4	2,336,325	168,300
Other current assets	7	825,843	623,020

Total current assets		17,040,415	21,670,868

Non-current assets
Plant and equipment	5	25,603	31,500
Intangibles	6	18,289,364	20,851,699

Total non-current assets		18,314,967	20,883,199

Total assets		35,355,382	42,554,067

LIABILITIES
Current liabilities
Trade and other payables		1,217,843	1,422,798
Current tax payable		—	21,549
Employee benefits		37,894	27,694

Total current liabilities		1,255,737	1,472,041

Non-current liabilities
Convertible note liability	8	5,588,950	5,027,168
Deferred tax liabilities		—	694,194
Employee benefits		52,530	43,151

Total non-current liabilities		5,641,480	5,764,513

Total liabilities		6,897,217	7,236,554

Net assets		28,458,165	35,317,513

EQUITY
Contributed equity	9	195,352,544	194,530,932
Reserves		61,869,153	63,258,187
Accumulated losses		(228,763,532)	(222,471,606)

Equity attributable to the owners of Prima BioMed Ltd		28,458,165	35,317,513

Total equity		28,458,165	35,317,513

The above consolidated balance sheet should be read in conjunction with the accompanying notes.

Prima BioMed Ltd	Page 4

Unaudited Consolidated Statement of Changes in Equity

For the nine-month period ended 31 March 2017

	Note	Issued Capital	Reserves	Accumulated Losses	Total
		$	$	$	$
Balance at 1 July 2015		179,878,436	5,267,729	(160,456,422)	24,689,743
Loss for the period		—	—	(58,496,651)	(58,496,651)
Other comprehensive income		—	40,230	—	40,230

Total comprehensive income (loss) for the period		—	40,230	(58,496,651)	(58,456,421)

Transactions with owners in their capacity as owners:
Contribution of equity, net of transaction cost		13,477,930	—	—	13,477,930
Issue of convertible notes		—	9,331,297	—	9,331,297
Share based payment		—	42,527	—	42,527
Share based payment to strategic investor	8	—	47,468,071	—	47,468,071
Employee share based payment		—	1,406,354	—	1,406,354
Exercise of vested performance rights		1,174,566	(1,174,566)	—	—

Balance at 31 March 2016		194,530,932	62,381,642	(218,556,675)	37,959,501

Balance at 1 July 2016		194,530,932	63,258,187	(222,471,606)	35,317,513
Loss for the period		—	—	(6,291,926)	(6,291,926)
Other comprehensive loss		—	(1,270,432)	—	(1,270,432)

Total comprehensive loss for the period		—	(1,270,432)	(6,291,926)	(7,562,358)

Transactions with owners in their capacity as owners:
Contribution of equity, net of transaction costs		(8,533)	—	—	(8,533)
Employee share based payments		—	711,543	—	711,543
Exercise of vested performance rights		830,145	(830,145)	—	—

Balance at 31 March 2017		195,352,544	61,869,153	(228,763,532)	28,458,165

The above consolidated statement of changes in equity should be read in conjunction with the accompanying notes.

Prima BioMed Ltd	Page 5

Unaudited Consolidated Statement of Cash Flows

For the nine-month period ended 31 March 2017

	31 March 2017	31 March 2016
	$	$
CASH FLOWS RELATED TO OPERATING ACTIVITIES
Payments to suppliers and employees (inclusive of Goods and Service Tax)	(7,606,226)	(9,705,378)
Interest received	83,623	220,742
Miscellaneous income	310,135	690,250
Tax refund / (paid)	20,137	—
Grant income	863,437	832,345
Royalty payment	—	(1,365,972)

NET CASH (OUTFLOWS) FROM OPERATING ACTIVITIES	(6,328,894)	(9,328,013)

CASH FLOWS RELATED TO INVESTING ACTIVITIES
Payments for plant and equipment	(2,649)	(6,902)
Proceeds from disposal of plant and equipment	—	173,700

NET CASH (OUTFLOWS) / INFLOWS IN INVESTING ACTIVITIES	(2,649)	166,798

CASH FLOWS RELATED TO FINANCING ACTIVITIES
Repayment of borrowings	—	(1,639,377)
Proceeds from borrowings	—	13,750,828
Proceeds from issues of shares and options	—	13,706,525
Share issue transaction costs	(6,398)	(365,695)

NET CASH (OUTFLOWS) / INFLOWS FROM FINANCING ACTIVITIES	(6,398)	25,452,281

NET (DECREASE) / INCREASE IN CASH AND CASH EQUIVALENTS	(6,337,941)	16,291,066

Effect on exchange rate on cash and cash equivalents	(663,360)	(295,066)
Cash and cash equivalents at the beginning of the period	20,879,548	6,759,615

CASH AND CASH EQUIVALENTS AT THE END OF THE PERIOD	13,878,247	22,755,615

The above consolidated statement of cash flows should be read in conjunction with the accompanying notes.

Prima BioMed Ltd	Page 6

Notes to the Unaudited Financial Statements

1. Summary of Significant Accounting Policies

a) Basis of Preparation

The consolidated financial statements as at 31 March 2017 and for the three and nine month periods ended 31 March 2017 are a general purpose financial report prepared in accordance with the requirements of Australian Accounting Standard AASB 134: Interim Financial Reporting, Australian Accounting Interpretations and other authoritative pronouncements of the Australian Accounting Standards Board.

The report does not include full disclosures of the type normally included in an annual report and therefore cannot be expected to provide as full an understanding of the financial performance, financial position and financing and investing activities of Prima as the annual report.

It is recommended that this financial report be read in conjunction with the annual financial report for the year ended 30 June 2016 and any public announcements made by Prima BioMed Ltd and its controlled entities (“the Group”) during the period.

International Financial Reporting Standards form the basis of Australian Accounting Standards adopted by the AASB. The financial report complies with International Accounting Standards (“IAS”) 34 Interim Financial Reporting as issued by the International Accounting Standards Board (“IASB”).

The accounting policies adopted are consistent with those of the previous financial year and corresponding period reporting period.

The interim financial report is presented in Australian dollars (“$”).

The financial report of Prima BioMed Ltd and its controlled entities as at 31 March 2017 and for the three and nine month periods ended 31 March 2017 was authorised for issue in accordance with a resolution of the directors on 29 June 2017.

2. Dividends

The company resolved not to declare any dividends in the nine-month period ended 31 March 2017.

3. Segment Reporting

Identification of reportable operating segments

Operating segments are reported in a manner consistent with internal reports which are reviewed and used by Management and the Board of Directors (who are identified as the Chief Operating Decision Makers (‘CODM’)). The Group operates in one operating segment, being Cancer Immunotherapy.

Prima BioMed Ltd	Page 7

Notes to the Unaudited Financial Statements  (Continued)

3. Segment Reporting  (Continued)

Operating segment information

Nine-month period ended 31 March 2017	Cancer Immunotherapy $	Unallocated $	Consolidated $
Revenue
License revenue	—	—	—
Other Income
Grant income	3,054,125	—	3,054,125
Interest income	—	84,921	84,921
Miscellaneous income	242,309	—	242,309

Total revenue and other income	3,296,434	84,921	3,381,355

Result
Segment result	(7,072,585)	84,921	(6,987,664)

Loss before income tax expense	(7,072,585)	84,921	(6,987,664)

Income tax benefit			695,738

Loss after income tax expense			(6,291,926)

Total segment assets as at 31 March 2017	35,355,382	—	35,355,382

Total segment liabilities as at 31 March 2017	6,897,217	—	6,897,217

Nine-month period ended 31 March 2016	Cancer Immunotherapy $	Unallocated $	Consolidated $
Revenue
License revenue	175,424	—	175,424
Other Income
Grant income	888,065	—	888,065
Interest income	—	217,968	217,968
Miscellaneous income	507,850	—	507,850

Total revenue and other income	1,571,339	217,968	1,789,307

Result
Segment result	(59,550,994)	217,968	(59,333,026)

Loss before income tax expense	(59,550,994)	217,968	(59,333,026)

Income tax expense			836,375

Loss after income tax expense			(58,496,651)

Total segment assets as at 31 March 2016	44,887,124	—	44,887,124

Total segment liabilities as at 31 March 2016	6,927,623	—	6,927,623

Prima BioMed Ltd	Page 8

Notes to the Unaudited Financial Statements  (Continued)

3. Segment Reporting  (Continued)

Three-month period ended 31 March 2017	Cancer Immunotherapy $	Unallocated $	Consolidated $
Revenue
License revenue	—	—	—
Other Income
Grant income	1,689,488	—	1,689,488
Interest income	—	21,210	21,210
Miscellaneous income	17,107	—	17,107

Total revenue and other income	1,706,595	21,210	1,727,805

Result
Segment result	(2,394,363)	21,210	(2,373,153)

Loss before income tax expense	(2,394,363)	21,210	(2,373,153)

Income tax benefit			143,882

Loss after income tax expense			(2,229,271)

Total segment assets as at 31 March 2017	35,355,382	—	35,355,382

Total segment liabilities as at 31 March 2017	6,897,217	—	6,897,217

Three-month period ended 31 March 2016	Cancer Immunotherapy $	Unallocated $	Consolidated $
Revenue
License revenue	—	—	—
Other Income
Grant income	338	—	338
Interest income	—	53,311	53,311
Miscellaneous income	306,344	—	306,344

Total revenue and other income	306,682	53,311	359,993

Result
Segment result	(2,802,296)	53,311	(2,748,985)

Loss before income tax expense	(2,802,296)	53,311	(2,748,985)

Income tax benefit			274,199

Loss after income tax expense			(2,474,786)

Total segment assets as at 31 March 2016	44,887,124	—	44,887,124

Total segment liabilities as at 31 March 2016	6,927,623	—	6,927,623

Prima BioMed Ltd	Page 9

Notes to the Unaudited Financial Statements  (Continued)

4. Current Receivables

	31 March 2017	30 June 2016
	$	$
Other receivables	33,799	94,660
R&D incentives receivable	2,165,000	—
GST receivable	137,526	73,640

	2,336,325	168,300

Due to the short term nature of these receivables, the carrying value is assumed to be their fair value as at 31 March 2017.

5. Plant and Equipment

	Plant and Equipment	Computers	Furniture and fittings	Total
	$	$	$	$
At 1 July 2015
Cost or fair value	605,648	28,016	7,172	640,836
Accumulated depreciation	(322,831)	(17,419)	(2,629)	(342,879)

Net book amount	282,817	10,597	4,543	297,957

Year ended 30 June 2016
Opening net book amount	282,817	10,597	4,543	297,957
Exchange differences	10,518	391	168	11,077
Additions	12,969	13,447	714	27,130
Disposal	(122,289)	—	—	(122,289)
Depreciation charge	(168,924)	(10,676)	(2,775)	(182,375)

Closing net book amount	15,091	13,759	2,650	31,500

	Plant and Equipment	Computers	Furniture and fittings	Total
	$	$	$	$
At 1 July 2016
Cost or fair value	511,195	41,971	8,064	561,230
Accumulated depreciation	(496,104)	(28,212)	(5,414)	(529,730)

Net book amount	15,091	13,759	2,650	31,500

Period ended 31 March 2017
Opening net book amount	15,091	13,759	2,650	31,500
Exchange differences	(874)	(482)	(104)	(1,460)
Additions	—	6,864	—	6,864
Depreciation charge	(3,202)	(7,035)	(1,064)	(11,301)

Closing net book amount	11,015	13,106	1,482	25,603

At 31 March 2017
Cost or fair value	497,086	46,857	7,590	551,533
Accumulated depreciation	(486,071)	(33,751)	(6,108)	(525,930)

Net book amount	11,015	13,106	1,482	25,603

Prima BioMed Ltd	Page 10

Notes to the Unaudited Financial Statements  (Continued)

6. Non-current assets — intangibles

	Patents	Intellectual Property	Goodwill	Total
	$	$	$	$
At 1 July 2015
Cost	1,915,671	23,451,000	109,962	25,476,633
Accumulated amortisation	(1,853,790)	(960,426)	—	(2,814,216)

Net book amount	61,881	22,490,574	109,962	22,662,417

Year ended 30 June 2016
Opening net book amount	61,881	22,490,574	109,962	22,662,417
Amortisation charge	(61,881)	(1,748,837)	—	(1,810,718)

Closing net book amount	—	20,741,737	109,962	20,851,699

At 1 July 2016
Cost or fair value	—	23,451,000	109,962	23,560,962
Accumulated amortisation	—	(2,709,263)	—	(2,709,263)

Net book amount	—	20,741,737	109,962	20,851,699

Period ended 31 March 2017
Opening net book amount	—	20,741,737	109,962	20,851,699
Exchange differences	—	(1,301,125)	—	(1,301,125)
Amortisation charge	—	(1,261,210)	—	(1,261,210)

Closing net book amount	—	18,179,402	109,962	18,289,364

At 31 March 2017
Cost or fair value	—	21,938,770	109,962	22,048,732
Accumulated amortisation	—	(3,759,369)	—	(3,759,369)

Net book amount	—	18,179,402	109,962	18,289,364

(i) Amortisation methods and useful lives

The Group amortises intangible assets with a limited useful life using the straight-line method over the following periods:

•	Patents, trademark and licenses — 13 - 21 years

•	Intellectual property assets — 13 - 14 years

Prima BioMed Ltd	Page 11

Notes to the Unaudited Financial Statements  (Continued)

7. Other Assets

	Note	31 March 2017	30 June 2016
		$	$
Current
Prepayments	(a)	795,122	591,926
Security deposits		30,624	30,890
Accrued interest		97	204

		825,843	623,020

(a) Prepayments relate predominantly to advance payments for clinical trial expenditure.

8. Non-Current financial liability

	31 March 2017	30 June 2016
	$	$
Convertible note at fair value	5,588,950	5,027,168

	5,588,950	5,027,168

On 14 May 2015 the Company entered into a subscription agreement with Ridgeback Capital Investments (Ridgeback) to invest in Convertible Notes and Warrants of the Company for cash consideration totaling $13,750,828, which was subject to shareholder approval at an Extraordinary General Meeting. Shareholder approval was received on 31 July 2015.

The 13,750,828 Convertible Notes issued have a face value of $1.00 per note, mature on 4 August 2025 and accrue interest at a rate of 3% per annum which may also be converted into shares. Conversions may occur during the period (i) at least 3 months after the Issue Date and (ii) at least 15 business days prior to the maturity date into 50 ordinary shares of the Company per note (subject to customary adjustments for rights or bonus issues, off market buybacks, issues at less than current market price, share purchase plan, dividend reinvestment plan at a discount, return of capital or dividend or other adjustment). If a change of control event, delisting event or event of default has occurred, Ridgeback may elect to convert the notes into shares or repayment of principal and interest. The Convertible Notes rank at least equal with all present and future unsubordinated and unsecured debt obligations of the Company and contain customary negative pledges regarding financial indebtedness, dividend payments, related party transaction and others.

Prima BioMed Ltd	Page 12

Notes to the Unaudited Financial Statements  (Continued)

8. Non-Current financial liability  (Continued)

8,475,995 Warrants were granted which are exercisable at a price of $0.025 per share on or before 4 August 2025. 371,445,231 Warrants were granted which are exercisable at a price of $0.0237 per share on or before 4 August 2020. All warrants may be settled on a gross or net basis and the number of warrants or exercise price may be adjusted for a pro rata issue of shares, a bonus issue or capital reorganisation. The Warrants do not confer any rights to dividends or a right to participate in a new issue without exercising the warrant.

In addition to the above cash financing from Ridgeback, it was disclosed in the Extraordinary General Meeting explanatory memorandum that Ridgeback also provides the company with additional benefits, including:

•	Introductions to other well respected investment institutions which will help in future financing

•	The ability to attract other top level executives and researchers to the company and the board

•	Potential introductions for additional in-licensing opportunities; and

•	Increased visibility to other biotechnology and pharmaceutical companies and potential partners and collaborators on Prima’s internal assets

As a result of the above, the additional benefits provided to Prima determine that the financing transaction, including the issue of warrants, is to be accounted for as a Share-Based Payment and are expensed on the grant date in accordance with AASB 2. The value of the share-based payment to the strategic investor was calculated by determining the fair value of the convertible note and warrants at the time of EGM approval and deducting the net cash proceeds from Ridgeback.

Fair value of Convertible Note	$45,851,305
Fair value of Warrants	$15,367,594
Less cash received	$(13,750,828)

Share based payment to strategic investor	$47,468,071

(i) Fair value of convertible notes

The fair value of the convertible notes has been estimated by an external valuation specialist using a combination of the Black-Scholes methodology for the conversion option component of the notes and a discounted cashflow valuation for the debt component of the note. Key terms of the note are included above. The following assumptions which were based on market conditions that existed at the grant date:

Assumption	Convertible notes	Rationale
Historic volatility	85.0%	Based on the Company’s historical volatility data
Share price	$0.051	Closing market share price on 31 July 2015
Risk free interest rate	2.734%	Based on Australian Government securities yields which match the term of the convertible note
Risk adjusted interest rate	15.0%	An estimate of the expected interest rate of a similar non-convertible note issued by the company
Dividend yield	0.0%	Based on the Company’s nil dividend history

The fair value of the convertible note is allocated between a financial liability for the traditional note component of the convertible note and into equity which represents the conversion feature. The traditional note component of the convertible note was initially recorded at fair value of $4.4 million, based on the present value of the contractual cash flows of the note discounted at 15%. After initial recognition, the note will be measured at fair value as required by AASB 2. The remaining value of the convertible note was allocated to the conversion feature and recognised as equity.

Prima BioMed Ltd	Page 13

Notes to the Unaudited Financial Statements  (Continued)

8. Non-Current financial liability  (Continued)

	Note - Liability	Conversion feature - Equity
Fair value at issuance	4,419,531	41,431,774
Fair value movements	1,169,419	—

Balance at 31 March 2017	5,588,950	41,431,774

(ii) Fair value of warrants

The fair value of each warrant granted is not traded in an active market and instead has been estimated by an external valuation specialist using the Black-Scholes pricing model based on the following assumptions. Key terms of the warrants were included above. The following assumptions were based on market conditions that existed at the grant date:

Assumption	5 year warrants	10 year warrants	Rationale
Historic volatility	85.0%	85.0%	Based on 3 year historical volatility data for the Company
Exercise price	$0.0237	$0.0250	As per subscription agreement
Share price	$0.0510	$0.0510	Closing share price on valuation date from external market source
Risk-free interest rate	2.177%	2.886%	Based on Australian Government securities yields which match the term of the warrant
Dividend yield	0.0%	0.0%	Based on the Company’s nil dividend history
Fair Value	$0.0457	$0.0403	Determined using Black-Scholes models with the inputs above

9. Issued Capital

		31 March 2017	30 June 2016
	Note	$	$
Issued and Paid Up Capital
Fully paid ordinary shares	(a)	185,690,590	184,868,978
Options over fully paid ordinary shares		9,661,954	9,661,954

Total Issued Capital		195,352,544	194,530,932

The Company has issued 19,800,000 fully vested options to be exercised any time over the 3 year period from the date of issuance at an exercise price to be determined based on the terms of the financing arrangements.

(a) Ordinary shares	Note	31 March 2017		30 June 2016
		No.	$	No.	$
At the beginning of reporting period		2,061,630,944	184,868,978	1,751,494,601	170,216,482
Shares issued during the period	(b)	—	—	283,158,931	13,761,076
Exercise of options (shares issued during the period)	(b)	18,111,994	830,145	26,977,412	1,174,566
Transaction costs relating to share issues		—	(8,533)	—	(283,146)

At reporting date		2,079,742,938	185,690,590	2,061,630,944	184,868,978

(b) Shares issued

Prima BioMed Ltd	Page 14

Notes to the Unaudited Financial Statements  (Continued)

9. Issued Capital  (Continued)

31 March 2017 details	Number of shares	Fair value at grant date $	Total $
Performance rights exercised	18,111,994	0.05	830,144
Options exercised	3	0.20	1

	18,111,997		830,145

30 June 2016 details	Number of shares	Fair value at grant date $	Total $
Shares issued under Share Purchase Plan	200,000,000	0.05	10,000,000
Ridgeback shares issued	12,136,750	0.02	209,966
Share placement	31,022,181	0.05	1,551,109
Share placement	40,000,000	0.05	2,000,000
Performance rights exercised	26,977,409	0.04	1,174,566
Options exercised	3	0.20	1

	310,136,343		14,935,642

10. Business combination

Comparability milestone

As part of the acquisition of Immutep S.A in 2014, an amount of $1,084,149 was paid into a retention account and it was determined that there was a 50% likelihood that a comparability study was required. The fair value of the amount refundable on acquisition was $542,075 and as such the cash paid in relation to the purchase consideration was reduced by this amount. As the refundable consideration was contingent on an uncertain future event, it was recognised as a financial asset at fair value in accordance with AASB 3 on acquisition. During the nine month period ended 31 March 2016, the comparability study was not required, and as such was subsequently measured at fair value through profit or loss in accordance with AASB 3. Accordingly, the $542,075 was recognised as an expense for the nine-month period ended 31 March 2016.

11. Subsidiaries

The consolidated financial statements incorporate the assets, liabilities and results of the following subsidiaries:

Name of entity	Country of incorporation	Class of shares	31 March 2017%	31 March 2016%
Prima BioMed Australia Pty Ltd	Australia	Ordinary	100%	100%
Prima BioMed IP Pty Ltd	Australia	Ordinary	100%	100%
Prima BioMed GmbH	Germany	Ordinary	100%	100%
Prima BioMed Middle East FZ-LLC	UAE	Ordinary	100%	100%
Prima BioMed USA, Inc.	USA	Ordinary	100%	100%
Immutep S.A.	France	Ordinary	100%	100%

Prima BioMed Ltd	Page 15

Notes to the Unaudited Financial Statements  (Continued)

12. Contingent Liabilities

There were no material contingent liabilities at 31 March 2017.

13. Events Occurring After the Balance Sheet Date

No matters or circumstance has arisen since 31 March 2017 that has significantly affected, or may significantly affect the Group’s operations, the results of those operations or the Group’s state of affairs in future financial years.

14. Fair value measurement of financial instruments

This note provides an update on the judgements and estimates made by the group in determining the fair values of the financial instruments since the last annual financial report.

(a) Fair value hierarchy

To provide an indication about the reliability of the inputs used in determining fair value, the group classifies its financial instruments into the three levels prescribed under the accounting standards. An explanation of each level follows underneath the table.

The following table presents the Group’s financial assets and financial liabilities measured and recognised at fair value at 31 March 2017 and 30 June 2016 on a recurring basis:

At 31 March 2017	Level 1	Level 2	Level 3	Total
	$	$	$	$
Liabilities
Convertible note liability	—	—	5,588,950	5,588,950

Total liabilities	—	—	5,588,950	5,588,950

At 30 June 2016	Level 1	Level 2	Level 3	Total
	$	$	$	$
Liabilities
Convertible note liability	—	—	5,027,168	5,027,168

Total liabilities	—	—	5,027,168	5,027,168

(a) Valuation techniques used to determine fair values

Level 1: The fair value of financial instruments trade in active markets (such as publicly traded derivatives, and trading and available-for-sale securities) is based on quoted (unadjusted) market prices at the end of the reporting period. The quoted market price used for financial assets held by the group is the current bid price. These instruments are included in level 1.

Level 2: The fair value of financial instruments that are not traded in an active market (for example over-the-counter derivatives) is determined using valuation techniques. These valuation techniques maximise the use of observable market data where it is available and rely as little as possible on entity specific estimates. If all significant inputs required to fair value an instrument are observable, the instrument is included in level 2

Level 3: If one or more of the significant inputs is not based on observable market data, the instrument is included in level 3. This is the case for unlisted equity securities and convertible note liability.

Prima BioMed Ltd	Page 16

Notes to the Unaudited Financial Statements  (Continued)

14. Fair value measurement of financial instruments  (Continued)

Specific valuation techniques used to value financial instruments include:

•	The use of quoted market prices or dealer quotes for similar instruments.

•	The fair value of interest rate swaps is calculated as the present value of the estimated future cash flows based on observable yield curves

•	The fair value of forward foreign exchange contracts is determined using forward exchange rates at the balance sheet date

•	The fair value of the remaining financial instruments is determined using discounted cash flow analysis.

(b) Fair value measurements using significant unobservable inputs (level 3)

The following table presents the changes in level 3 instruments for the nine-month period ended 31 March 2017:

	Convertible note	Total
	$	$
Opening balance 1 July 2016	5,027,168	5,027,168
Changes in fair value	561,782	561,782

Closing balance 31 March 2017	5,588,950	5,588,950

(i) Valuation inputs and relationships to fair value

The following table summarises the quantitative information about the significant inputs used in level 3 fair value measurements:

Description	Fair value at 31 March 2017 $	Inputs	Range of inputs
Convertible note	5,588,950	Face value	13,750,828
		Contractual interest rate of note	3%
		Risk adjusted discount rate	15%

(ii) Valuation process

The convertible note was valued using a discounted cash flow model. Prima engaged a valuation specialist to perform these valuations based on the inputs above.

15. Commitments

The Group announced in July 2016 that it is collaborating in an investigator sponsored new clinical trial named “INSIGHT”. As this trial is investigator initiated, it will not require any significant near-term resource commitment from Prima. The maximum commitment from Prima is estimated to be approximately €450k and paid in several stages depending on whether the milestones have been triggered. At the end of the reporting period, the Group has not recognised any significant expenses that related to INSIGHT.

Prima BioMed Ltd	Page 17

Notes to the Unaudited Financial Statements  (Continued)

16. Earnings Per Share

	Consolidated
Nine-month period	31 March 2017	31 March 2016
	$	$
Loss after income tax	(6,291,926)	(58,496,651)
Loss after income tax attributable to the owners of Prima BioMed Ltd	(6,291,926)	(58,496,651)

	Number	Number
Weighted average number of ordinary shares used in calculating basic earnings per share	2,070,212,278	1,991,528,265
Weighted average number of ordinary shares used in calculating diluted earnings per share	2,070,212,278	1,991,528,265

	Cents	Cents
Basic earnings per share	(0.30)	(2.94)
Diluted earnings per share	(0.30)	(2.94)

The following table summarizes the weighted average performance rights, options, warrants and convertible notes that were not included in the calculation of weighted average number of ordinary shares because they are anti-dilutive for the periods presented.

	Number	Number
Performance rights	52,769,463	59,156,818
Options	—	89,892
Warrants	379,921,226	331,391,142
Convertible notes	721,786,613	614,155,051

	Consolidated
Three-month period	31 March 2017	31 March 2016
	$	$
Loss after income tax	(2,229,271)	(2,474,786)
Loss after income tax attributable to the owners of Prima BioMed Ltd	(2,229,271)	(2,474,786)

	Number	Number
Weighted average number of ordinary shares used in calculating basic earnings per share	2,074,874,024	2,059,186,498
Weighted average number of ordinary shares used in calculating diluted earnings per share	2,074,874,024	2,059,186,498

	Cents	Cents
Basic earnings per share	(0.11)	(0.12)
Diluted earnings per share	(0.11)	(0.12)

Prima BioMed Ltd	Page 18

Notes to the Unaudited Financial Statements  (Continued)

16. Earnings Per Share  (Continued)

The following table summarizes the weighted average performance rights, options, warrants and convertible notes that were not included in the calculation of weighted average number of ordinary shares because they are anti-dilutive for the periods presented.

	Number	Number
Performance rights	58,185,677	64,284,522
Options	—	273,673
Warrants	379,921,226	379,921,226
Convertible notes	721,786,613	701,160,350

Prima BioMed Ltd	Page 19